SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
BUSINESS OBJECTS S.A.
(Name of Subject Company)
BUSINESS OBJECTS S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, €0.10 nominal value per share
American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
(CUSIP Number of Class of Securities)

David Kennedy
Senior Vice President, General Counsel and Corporate Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

BUSINESS OBJECTS THIRD QUARTER 2007 EARNINGS CALL TRANSCRIPT
BUSINESS OBJECTS
Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

BUSINESS OBJECTS
Moderator: John Schwarz
October 24, 2007
7:00 am CT
Operator:	Good morning. My name is (Aldus) and I will be your conference operator today. At this time, I would like to welcome everyone to the Q3 2007 earnings call.

All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star than the number 1 on your telephone keypad. If you would like to withdraw your question, press star then the number 2 on your telephone keypad.

Thank you. I would now like to turn today’s conference over to John Ederer, VP of investor relations. Sir, you may begin you may begin your conference.

John Ederer:	All right. Thank you and welcome to the conference call to discuss our financial results for the Third Quarter of Fiscal 2007. Joining me on the call today from Business Objects are Chief Executive Officer, John Schwarz and Chief Financial Officer, Jim Tolonen.

BUSINESS OBJECTS
Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

Today’s call includes a set of slides that accompany the speaker’s comments. The press release and slides are available on the Investor Relation section of our Web site.

During the course of today’s presentation, our executives will make forward-looking statements. We wish to caution you that such statements are just predictions based on management’s current expectations or beliefs and that actual events or results may differ materially.

We refer to you to documents we filed with the Securities and Exchange Commission. Including form 10-K for the year ended December 31, 2006 and form 10-Q for the quarter ended June 30, 2007, as well as today’s presentation slides for the risks associated with these forward looking statements.

Due to potential changes in customer buying behavior resulting from the pending transaction with SAP, the anticipated impact of the transaction on Business Objects’ expenses and uncertainty regarding the timing of the closing of the tender, Business Objects anticipates less fourth quarter predictability than usual and is thus suspending its forward looking-financial guidance.

Due to the combination of the actual third quarter results being less than previous guidance and the potential impact of the pending transaction on the fourth quarter results, investors should no longer rely upon the guidance statements made in Business Objects’ press release issued on July 25, 2007.

Today we’ll be discussing our results on a US GAAP as well as a non-GAAP basis. These non-GAAP results, also sometimes called pro forma results, exclude write off of in-processed research and development charges,

BUSINESS OBJECTS
Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

amortization of purchased intangibles; stock based compensation expense, and other non-recurring or non-cash charges.

We use the additional non-GAAP measures as we believe they give useful operating information in addition to the US GAAP results. Reconciliation of US GAAP to non-GAAP financial statements is available in our press release and on our Investor Relations Web page.

I will now turn the call over to Jim Tolonen to review our financial results for the third quarter.

Jim Tolonen:	Thanks John. And thanks to all of you for joining us on this call today. The results for our third quarter of 2007 came in at the high end of the preliminary range that we provided on October 7, although below the original guidance from our Second Quarter Conference Call.

The shortfall relative to our original guidance was due to lower than expected license revenue, which in turn had a negative impact on margin and EPS. And also, as expected, the EPS margins were negatively affected by the short-term dilutive impact of Cartesis and InXight, our two recent acquisitions that closed in June and July respectively.

While overall the third quarter was below our expectations, there were many highlights. Good total revenue growth was driven primarily by continued strength in both our Maintenance and Global Services businesses. Expenses were controlled such that the full earnings impact of the license revenue shortfall was mitigated.

Our balance sheet and cash flow from operations continued to remain very strong with operating cash flow more than offsetting the cash used in our

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Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

InXight acquisition. We moved very quickly to integrate Cartesis and InXight and we have much of that hard work behind us now.

And finally we made good progress on the global initiatives of continue to drive long-term margin expansion.

Looking at our specific financial results for the third quarter, our total revenues were $369 million, up 19% year over year, up 15% in constant currency.

Our net income on a US GAAP basis was $6 million and seven cents per share, which compares to $20 million and 21 cents per share in the third quarter of 2006.

The current quarter numbers included a charge of approximately $7 million or 5 cents a share for the Decision Warehouse legal settlement.

Our non-GAAP net income was $38 million or 39 cents per share compared to $39 million or 41 cents per share in year ago quarter.

Our total revenue growth of 19% for the third quarter of 2007 was driven by growth in all of our revenue lines.

License revenues were $139 million, up 6% year over year, up 2% in constant currencies and all product lines contributed to licensed growth on a reported basis.

And maintenance revenues were $163 million, up 27% year over year, up 22% in constant currency. Overall maintenance renewals have remained in the

BUSINESS OBJECTS
Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

90% plus range and we continue to have success in up selling Premium maintenance packages.

Finally, our services revenues, including Consulting and Training were $67 million, up 34% year over year, up 31% in constant currency. With continued strong organic growth, as well as the inclusion of Cartesis, driving services growth back above 30% this quarter.

From a geographic standpoint, we were pleased to see the continuing trend of all divisions contributing double digit, year over year total revenue growth for the third quarter.

Our Americas revenues were $198 million, up 13% year over year, and representing solid growth against tough comparisons last year.

Revenues for EMEA were $145 million, up 29% year over year, 21% in constant currency, with the EMEA region having turned in steady performance this year, but also benefiting from the acquisition of Cartesis in quarter three and improved global services performance.

And finally, revenues for Asia-Pacific and Japan, or APJ region were $26 million, up 16% year over year. While growth in APJ slowed slightly from recent quarters, it was against the tougher comparisons from their very strong third quarter of 2006.

In terms of profitability, our US GAAP operating margin declined to 3% in the first quarter versus 10% in the year ago quarter. US GAAP operating margin was negatively impacted by the licensed shortfall and the inclusion of Cartesis and InXight acquisitions, as well as the one time Decision Warehouse settlement.

BUSINESS OBJECTS
Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

On a non-GAAP basis, our operating margin was 15% in the third quarter, versus 17% in the year ago quarter. And this decrease was partially due to the license shortfall, although offset somewhat by good expense controls, also the Cartesis and InXight had a negative impact on margins this quarter, as the deferred revenue lost due to purchase accounting and the full cost of synergies had not yet been realized.

On a nine-month year-to-date basis, our non-GAAP operating margin is up approximately 140 basis points compared with last year, as we continue to scale and drive operating efficiencies. Looking ahead; continued margin expansion remains one of our top priorities.

We’ve generated $213 million in cash flow from operations for the nine months ended September 30. We finished the quarter with $931 million in total cash and equivalents, which was up $418 million from December 31 and up $2 million from the end of the prior June quarter, despite using approximately $77 million for the acquisition of InXight during the quarter.

Total deferred revenues remain strong at $339 million on September 30, 2007, up $46 million from December 31, 2006.

And finally, Accounts Receivable on a day-sales outstanding basis, decreased sequentially to 82 days from quarter three, from 88 days in quarter two.

Before I hand the call over to John, I would like to discuss some events, which have occurred since the SAP tender offer Announcement on October 7.

This is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any Business Objects’ securities.

BUSINESS OBJECTS
Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

On October 10 SAP AG filed documents with the French Ministry of Economy as approval from the French Ministry of Economy is a condition to the opening of the tender offer. On October 18 an independent expert completed a Fairness Opinion Report, concluding that the terms of the transaction are appropriate and fair to the holder of the various Business Object Securities.

This week, on Monday, October 22 several events took place. SAP filed a preliminary or draft prospectus on the proposed transactions called to Note d’Information with the AMF, the French Financial Regulator, similar to the US SEC.

As with the approval from the French Ministry of Economy, initiation of the tender offer is contingent on AMF approvals.

Business Objects also filed the AMF a draft prospectus called a Note en Résponse, which formalized our Board of Directors recommendation for holders of Business Objects securities to tender their shares, warrants, and convertible bonds in the upcoming tender offer. This draft document also includes the independent expert report, a Goldman Sachs Fairness Opinion, and the terms and conditions of the tender offer.

And also this week, SAP and Business Objects filed appropriate documents with the Antitrust Division of the European Commission and the US Federal Trade Commission.

As previously announced, SAP intends to launch the US and French tender offers once approvals from the AMF and the French Ministry of Economy and other regulatory bodies have been obtained. This tender offer is expected to close during Q1

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Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

under the assumption that SAP will have achieved at least 50.01% of the Business Objects’ outstanding voting rights on a fully diluted basis.

With that, I’ll turn the call over to John to provide some additional details on the quarter and on our strategies. Thank you.

John Schwarz:	Thank you Jim. And good morning or good afternoon to all of you joining us on the call today. As Jim has just shared with you, the third quarter was not what we, or for that matter you, were expecting.

While our Maintenance and Global Services Business performed very well, deal delays impacted our license sales in all geographies. More specifically we saw weakness in the UK public sector, where change in government leadership has delayed spending and in the Financial Services sector globally, where concerns over the credit markets have deferred or reduced some purchases.

Additionally, internal distractions from integrating two key acquisitions and a take over speculation that surfaced in September also had some impact of licensed sales.

Despite some of the temporary issues we faced during the third quarter, our business remains fundamentally strong. We continue to generate double digit, year over year growth in all (geographies). We added over 11 hundred new customers and 20 thousand new subscribers to our OnDemand platform.

We launched many new innovative products for both Enterprise customers and mid market customers. We have been rapidly integrating products from Cartesis and InXight onto the XI platform and the demand for these solutions

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Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

is growing in all (geographies). And we extended our go to market reach with partners, including new strategic alliances with Intuit and Adobe and a significantly expanded partnership with IBM, which strengthen both our technology, leadership, as well as adding to our go to market effectiveness.

BI remains a top spending priority for customers. And with new technologies in performance management in Search and unstructured data, and OnDemand, we are making our solutions attractive to an ever widening range of business users and developers.

In the third quarter, we pressed on with our innovation and product releases for both the Enterprise market and the mid market, for both on premise as well as OnDemand.

In August, we announced the EPM XI Suite, which includes a range of solutions for the Financial Business user. This represents the integration of the Cartesis and ALG acquisitions onto the XI platform and it’s the first solution to offer a complete view of performance from forecasts to profitability and cost analysis through the financial close, all from a single integrates suite exploiting a shared data model.

Likewise, in September we integrated two key InXight capabilities with the XI platform. The first is Business Objects Text Analysis, which provides an automated way for users to extract, categorize, and summarize vast amounts of text information in the same manner as they do with their structured data, directly from Crystal Reports, from (Web) intelligence documents, or dashboards.

The second is the Business Objects Intelligence Search, which allows users to search external and internal sources and filter results by comparing the

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Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

relevance of people, places, events, and concepts, making it easier to find key documents buried in search results and turning that data into meaningful business information.

Last week at our (Insight) User Conference in Orlando, we announced the much-awaited release of Crystal Reports 2008. Crystal Reports 2008 continues the tradition of reporting excellence and innovation, delivering actionable data for any organization with a comprehensive set of new features for the business user, for report designers, and for application developers alike.

We also introduced Business Objects Polestar, the first solution that brings together the simplicity and speed of Search with the reach and trusted analytics of Business Intelligence. Polestar is a fully integrated, powerful new feature for the Business Objects XI platform that allows simple keyword searches to find tradition and unstructured business information from across an entire landscape of Enterprise data.

In the mid-market, our momentum remains unmatched. The newly named Business Object Edge series can now boast the most complete and functionally rich product offering. The series includes standard tradition providing the core BI capability, a professional edition, with information integration and data quality components, and finally, a premium edition with performance management components, all generally available now.

In the OnDemand category, we hit several major milestones. We announced the availability of Information OnDemand, an online store where companies can instantly access external data from third-party providers like Thomson Financial, Dunn and Bradstreet, and eBay in pre-built, customizable reports

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Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

and dashboards. They can now marry what is happening in the outside world with the internal data.

Additionally, with our BI OnDemand offering, we help customers to adopt the full range of our BI solution. And access their data warehouses on a hosted infrastructure.

This eliminates the need to worry about migrating to new releases, or managing complex IT environments and security.

We also benefit from this business model with lower maintenance costs and customers on most current version of our technology, combined with integrated applications from our partners.

Plus, in addition to our product innovation, we continue to expand existing partnerships and forge new relationships with other industry leading companies.

During the third quarter, we signed a new strategic alliance with Adobe Systems, to jointly develop new technology that will dramatically improve the productivity of information workers.

We have agreed to collaborate with Adobe to combine technologies that will transform static obligations and dashboards into dynamic, intelligent, and connected experiences for the business user.

We also signed a new OEM agreement with Intuit to provide QuickBooks customers of enterprise solutions with access to best of breed BI.

BUSINESS OBJECTS
Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

As part of the agreement, the Intuit QuickBooks online service will leverage Business Objects visual interactive dashboard tools, to give users easy access to profitability and sales via the Internet or sales data via the Internet. And allowing them to evaluate their business performance in real time.

And finally, just last week, we significantly expanded our partnership with IBM to develop and distribute pre integrated data warehousing and BI solutions.

As part of the agreement, IBM will include a starter Edition of Business Objects BI solutions with the IBM DB2 and IBM DB2 Warehouse. In addition, we at Business Objects will distribute and resell IBM’s DB2 warehouse with our Business Objects, XI and Enterprise Performance Management solutions.

This agreement will deliver significant value and choice to our mutual customers and partners by providing market leading business intelligence on IBM’s proven and reliable information infrastructure, as well as exploiting IBM’s considerable channel reach and customer access.

These agreements, as well as our other alliance relationships, are expected to remain in force, after the completion of the SAP acquisition of Business Objects.

As we have demonstrated though our product innovation and alliance partnerships, our strategy has been, and remains to be the most broad, the most integrated an open platform in the industry. Our pending transaction with SAP does not alter that commitment.

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Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

In fact, one of the primary reasons the SAP partnership was so attractive to us, is precisely because their vision for next generation open heterogeneous business user obligations mirrors our vision very closely.

SAP sees applications for the business user as the next high growth opportunity, and recognizes that this market requires, an open approach with highly flexible information centric tools and obligations residing on the market leading platforms.

This is why we will add the SAP Performance Management portfolio to ours, retain our brand, and operate as a separate unit within the SAP group in both the product and go to market functions.

The proposed combination provides many opportunities for synergies. To begin with, total BI revenues for the resulting combined entity are expected to be about $2 billion, further extending our leadership in the industry.

We will inherit a number of SAP-developed technologies, that will enrich our offering. Such as the in-memory analytics, workflow management, Master Data Management and governance, risk and compliance management solutions.

Our analytical capabilities will be enriched by SAP’s business process and industry sector know how. Our benchmarking and dashboarding tools will be embedded in SAP’s core applications. And SAP services and channels will significantly enhance our scope and capacity.

Since the proposed acquisition by SAP became public, it has been very well-received by customers and employees alike. We are confident that the match

BUSINESS OBJECTS
Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

is a win-win solution for everyone, including customers, partners and employees at both companies — though perhaps not for our competition.

In closing, while we reported that our third quarter results were impacted by short-term environmental factors, we do not believe these results are indicative of a diminished market interest in BI solutions or in our ability to execute on this opportunity. Importantly, we remain committed to improving our margin performance.

The demand for our solutions is strong and the market continues to put more emphasis on performance management. User adoption across the enterprise continues to grow and we continue to shape our products to become increasingly relevant to the business user, making our solutions transparent from within any application, and making BI simple to use, more relevant, more accurate and more pervasive.

Finally, the mid market opportunity is not realizing at the rate that we expected. We have a complete product offering available today, and that fact, combined with our strong direct and indirect channel, and with the SaaS offering, the software as a service offering, mean that we are bringing rich yet simple solutions and the right price points, to small and medium-size businesses everywhere.

Simply stated, the momentum for information democracy is growing. It is an exciting time to see the innovation and the hard work of our employees and partners validated and soon to be extended by the portfolio, the domain expertise, and the presence of SAP.

Thank you for joining us this quarter, and I will now turn the call back to the operator to open up the lines for your questions.

BUSINESS OBJECTS
Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

Operator:	At this time, I would like to remind everyone, in order to ask a question, press star then the No. 1 on your telephone keypad. We will pause for just a moment to compile the Q&A roster.

Your first question comes from the line of Mohammed Moawalla with Goldman Sachs.

Mohammed Moawalla:	Yes. Good morning. John, can you elaborate a little bit around some of the weakness in the quarter? And just indicate whether some of these deals have potentially moved, or lost to competition or, you know, you are still hopeful about closing them at some point in the future?

John Schwarz:	Yes (unintelligible) Mohammed, absolutely.

We are very much expecting that deals that did not close in Q3 to in fact close in this quarter or the following quarter. So, no, these are not losses. We — as I commented previously, experienced delays in deferrals, and we are very much tracking these deals in an ongoing fashion.

Mohammed Moawalla:	Okay. And then secondly, just — I don’t know, you may not be able to comment on this fully.

But as you look at, obviously your combined portfolio with SAP, can you perhaps talk about where the real big opportunities lie for you? Perhaps by the product segments within the portfolio, in terms of where you expect to see the most significant potential acceleration?

And then perhaps comment around the timing of that. Is this likely to be more, you know, sort of 12 months out from now, once you have sort of integrated?

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Moderator: John Schwarz
10-24-07/7:00 am CT
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Or do you see these benefits kicking very immediately once the merger takes place in Q1 next year.

John Schwarz:	Well there are some benefits that ought to be realized very quickly, Mohammed.

First of all, obviously as we align our go to market strengths, we can begin to cover customers more effectively. We can begin to make the SAP customer more comfortable with the — both Business Object solutions.

We can begin to address the cross selling and up selling opportunities as we go to our respective segments in the marketplace.

Secondly, in the mid market, we both have very strong channels combined — about 5000 different channel partners. I would expect that the opportunity to bundle some of our mid market and their mid market solutions and make the overall solution more comprehensive is a very interesting place to start seeing some upside.

I would expect that we can relatively quickly begin to integrate some of our technologies. We talked about embedding some of our analytic solutions, if you will, in the SAP obligations.

We talked about the opportunity to adopt some of the SAP portfolio in our own portfolio to make our performance management solution for complete, more comprehensive with the arrival of, for instance, the GRC solution from SAP.

Likewise, on the EIM side, SAP has a solution for data management, which we very much need in our portfolio. So we will be adopting that component.

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Moderator: John Schwarz
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And so it goes. We are obviously very early in the planning cycle for how these integrations will take place. But I would expect that you will see an almost immediate pickup in opportunity and it will grow over time as we integrate and deliver more comprehensive offerings.

I would like to very much stress though that nothing we are going to do is going to be for SAP only. We are going to maintain our overall open heterogeneous and nature and we’re going to sell the business intelligence suite across the entire marketplace - including (unintelligible) on top of the Oracle platform.

Mohammed Moawalla:	Okay. And then maybe just finally, you obviously looked at both organic and (inclusive) growth as an independent entity. Given that, within SAP you’re going to function as essentially a separate division, will that — would you expect that strategy to change? Or do you feel that that combined portfolio you have, you know, will be sufficient in terms of at least addressing the significant opportunities ahead of you?

John Schwarz:	I will answer that in two ways. One is to say that the immediate combination solves some of the things that we would have had to go acquire for ourselves.

So we have, you know, if you will, instantly added to our portfolio those things that would have been the next natural things to go buy. So that helps.

In the longer term, the innovation in the software industry is legend. It is a legendary part of our business overall. And I would expect that some of the smaller VC funded organizations will continue to crop up that solve issues that customers need to solve and that we would be very much in the markets to acquire those types of organizations in the future.

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Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

Mohammed Moawalla:	Okay. That’s great. Thank you very much.

John Schwarz:	Okay.

Operator:	Your next question comes from the line of Elizabeth Buckley with Arete Research.

Elizabeth Buckley:	Yes, good morning. Good afternoon.

Could you give us just a sense of the constant currency growth trends by a product line? You mentioned that reported licenses grew in every product line.

Could you just give us a bit more detail on the constant currency growth trends that you saw for the different segments — core VI or IDD etc.

Jim Tolonen:	Well, in general, we are pretty well balanced between currencies. It is about 4% across-the-board this year — or this quarter on revenue from the conversion to U.S. dollars from our 12 other currencies. So — and that is pretty well evenly split across the currencies, because the revenue from those product lines is relatively evenly split between U.S. dollar and non U.S. dollar revenues.

Elizabeth Buckley:	Yeah, I guess I was just trying to get a sense of the relative performance of IDD vs. EPM, EIM over the quarter? I was trying to understand the shortfall.

Jim Tolonen:	Probably relatively in the mix that the products have traditionally held. Certainly our EIM and EPM products continue to be the fastest growing. As we commented on the call, all three on a reported basis did contribute to positive growth.

BUSINESS OBJECTS
Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

Elizabeth Buckley:	And on a constant currency basis, which ones were negative?

Jim Tolonen:	We actually didn’t get into that level of detail on the call. As you know, we stopped giving the great detail product breakdown. We could say that IDD was lower of the three, in terms of overall growth.

Elizabeth Buckley:	Okay. Could you also give us a sense of the license contribution of the Cartesis as an inside acquisition over the quarter? Thank you.

Jim Tolonen:	It was about — the total revenue for the Cartesis plus InXight was about $21 million - about 5 of that from license.

Elizabeth Buckley:	Five million from licenses. Okay. Thank you.

Operator:	Your next question comes from the line of Frank Searabino with First Analysis.

Frank Searabino:	Hi, guys. Just one question on Cartesis. Is it fair to say that the Cartesis growth on a year-over-year basis was negative?

Jim Tolonen:	Actually, we didn’t – obviously they weren’t publicly reporting the year earlier so that’s a little bit hard to call. We also, under normal purchase accounting, would have lost all of the deferred maintenance from this first quarter so to compare is really not quite fair. I don’t actually how to fairly answer that question.

Frank Searabino:	Okay. And then from a product line perspective Jim ...

Jim Tolonen:	Actually, I do want to add one other thing just as a general comment so people are clear on that. Cartesis like many other companies in the financial EPM

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Moderator: John Schwarz
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space has their strongest quarter in their Q2 that has been traditional. In fact, their fiscal year-end was June 30 year-end. Their Q1, traditionally being weaker, and that’s a really a trend in the industry that financial products are often purchased in Q2 to be installed in Q3 to be run either for the annual budgeting cycle or to be fully up functional and tested by Quarter 1. So they have a normal seasonal pattern of higher Q2 and a lower Q3, last year as well as this year.

I’m sorry to interrupt but I wanted it to be a full answer on your previous question.

Frank Searabino:	No thank you and then just one last question for either one of you.

I’m curious on the weakness in the financial services vertical on a global basis. I guess it’s not a surprise that you would see that here in the US, but I guess I’m a little bit surprised you’d see it on a global basis and just curious as to what the factors are internationally if they’re the same here in the US. Thanks.

John Schwarz:	It seems that the crisis did not stop in the US, it was a crisis that reverberated around the world starting here obviously with the subprime mortgage crisis problem. But in terms of the actually shared risk that fell out of that seems to have been fairly well represented in Europe as well as in North America. So we saw it certainly in Europe and North America. I’m not sure that we could claim that we saw it in Asia as dramatically as we saw it here.

And obviously, we’re hoping that given the relative return to normal trading, if you will, in the financial sector that we will see the financial sector come back in the fourth quarter.

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Operator:	Your next question comes from the line of Michael Briest with UBS.

Michael Briest:	Thank you. Good afternoon.

John Schwarz:	Hello Michael.

Michael Briest:	Hi John. Could you talk a little bit about how you see Cartesis and outlook sort of fitting together and whether within the weakness, within the quarter Cartesis was particularly affected because I imagine customers or potential customers could have been aware of the overlap there.

And then also talking about business warehouse within SAP that didn’t crop up on your list of areas that you would be responsible for, is that because you definitely want to say (unintelligible) major warehouse level.

John Schwarz:	Good question. So I think it’s too early to give you a very clear answer on the first one. We are visually meeting and sorting these issues out and so I’d give us another couple of weeks before we can answer with some degree of precision on what will happen to the overlap on our planning side.

On the business warehouse side, you’re absolutely right. Business warehouse solution will remain part of the SAP portfolio. We will obviously implement on top of it as we already do today, but not exclusively but we’ll be working with other organizations warehouses and use them as a vehicle for providing data into our business intelligence solutions.

Michael Briest:	And then just one follow up in terms of the XI adoption levels. You’ve been giving that metric for the lasting quarters where we are. Can you say where we got to in Q3 and where you think the suspending cycle is from a customer perspective?

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John Schwarz:	Yeah, we are approaching 70% of the customer population having begun the migration or in process in the migration to XI and about half that number currently done, finished. So we’re now 30%/35% completion of range at this point in time.

Michael Briest:	And then just one follow-up for Jim really in terms of the Canadian dollar, which is hopefully quite a lot stronger this quarter. Did that have any impact on the bottom line, you didn’t give us the effective currency on revenue and EBIT too.

Jim Tolonen:	Right. I did mention currency about 4% impact on revenue – a tad larger that on expense with both the Euro and the dollar strengthening – or Canadian dollar strengthening relative to the US dollar, but again, being naturally hedged it was offset to a slight decimal percent effective operating profit line.

Michael Briest:	Okay thank you very much.

Operator:	Your next question comes from the line of Robert Schwartz with Jefferies.

Robert Schwartz:	Besides financial services, I’m wondering where else you might have seen some weaknesses as you look back on the last quarter in particular verticals was it by a size of company, something they might generalize particularly in Europe.

John Schwarz:	There were no other obvious industry sectors that would have shown a dramatic change in behavior quarter-to-quarter or year-on-year. What was surprising to us was that we’ve seen an — about an equal demand of weakness if you will in new license sales in all of the regions of the world. Each region performed pretty much on par with respect to other regions of our business.

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Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

And so it seems to us that this was really a combination of the factors that we’ve talked about not just the financial sector issue. The financial sector issue is a contributing factor but it seems to me that the, particular the UK government scenario was a significant contribution factor as well as the rumors from the various destructions (sporting) around the M&A activity both in our own domain as we work through the Cartesis and inside integration as well as publicly with respect to the questions that customers were asking after the rumors begin to float in September.

Robert Schwartz:	Switching gears, I’m curious about your observations about the on demand opportunity for (BI) and for Business Objects. Maybe you could give us some metrics if you can share them about adoption of on demand solutions, where you’re seeing strength as it extend beyond the SMB market into the Enterprise and how fast do you think that can grow for you.

John Schwarz:	Yes great questions. So first of all from an overall market perspective, the adoption and the acceptance of (soft as a) service as a viable secure trusted option has clearly reached a level of some maturity in customers of all sizes and shapes certainly in Europe and North America and for that matter in Japan have concluded the task is a viable penalty and begun to adopt that way.

Today it still is primarily a lower end of the marketplace phenomenon mid-market maybe even high end of the mid-market, but certainly mid-market.

We see relatively few large corporations moving in that direction but nevertheless there are some and again Japan would be an interesting market where the large companies seems to have concluded that this is not a bad way for them to move.

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Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

I would expect that again using (RDCs) forecast or for that matter (Garkins) forecast that the (unintelligible) market will become 30% or 40% of the mid-market opportunity and it’ll have some significant penetration in the Enterprise as well. It’s hard to call what that might look like.

The value of it from our perspective is that we are able to get customers on board with the most current version of technology without expecting them to migrate without having to worry about multi-conversions of the technology sitting around multiple different on premises implementations. So there is great benefits to us as a company in terms of cost of managing technology.

And there’s obviously a benefit to the customers in that they can pay as they go, they can sign up users one at a time, they can implement instantly without having to convert or migrate or do work in their own right. So it’s a powerful new vehicle and it has both costs as well as usability advantages and I would expect it to continue to grow rapidly.

Robert Schwartz:	All right just as a follow up. When you see an on demand customer or an opportunity is it pretty clear that it’s on demand or are you seeing customers that are weighing both on premise and on demand checking off the economics or do they come to you and say we’re looking for a (unintelligible) solution.

John Schwarz:	In the mid-market, it’s pretty clear when customers come that they want an on demand solution because they typically do not have the infrastructure to run something as complex as (BI) in-house.

In the Enterprise, it tends to be an economics discussion. They have the infrastructure in-house but they’re weighing the pros and cons, the capital

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Moderator: John Schwarz
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Confirmation # 20490160

dollars versus expense dollars, the (unintelligible) implementation and so it’s much more of an economics dialogue that ultimately is an (ROI) decision.

Robert Schwartz:	Thank you very much. Good luck to you and your team on the merger.

John Schwarz:	Thank you.

Operator:	Your next question comes from the line of Reimo Lenschow with Merrill Lynch.

Reimo Lenschow:	Hi, hello. Can you maybe talk about your growth prospects as part of the SAP family? If I look at the growth rate you achieved in Q2 you talk a lot about the growth opportunities in (BI) and how that market is under penetrated but it seems to be growing a license at a slower rate in SAP. Can you maybe talk about the benefits you see from just more than cross selling as a part of SAP? I’m just specifically thinking about the push back you might have experienced in some large accounts the Oracle and SAP account manager and the competition that you see emerging from Microsoft coming from a low end.

John Schwarz:	Well, where to start. If you look at the opportunity that exists with the SAP customers that about 40% of our customers are also SAP customers. And we have had historically, until about two years ago, a very strong relationship with SAP where they actually remarketed some of our solutions. That atrophied, let’s say two years ago, and so we are able to go back that customer set now with SAP’s help — did not have that help for the last couple of years — that’ll have an instant impact in terms of opportunity to increment our sales to the SAP customer set.

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Moderator: John Schwarz
10-24-07/7:00 am CT
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Conversely, there are a number of SAP customers that are not (unintelligible) customers and we expect that SAP is going to help us reach that customer set and we’ll be relying on their sales force to bring us into those opportunities.

Then there is the opportunity to displace (BI) solutions from other vendors inside the SAP accounts over time and we’ll obviously go work on that, much to the chagrin of our competition I’m sure.

And then there is a set of new opportunities that we’ll go to work on. The new opportunity of the combined EPM suite where you integrate our Cartesis, our ALG offerings with the consolidation planning offerings from SAP with the governance risk management and compliance from SAP with some of the workflow management from SAP will be taking our dashboard scorecards and imbedding those in the SAP application suite so you can have real time operational (BI) within the obligation set that they provide.

And then there is of course the mid-market as I commented earlier. We both bring between 2-1/2 and three thousand vendors who are working with us already to the channel team. These vendors are very keen on cross-pollinating fair opportunity with the products from the other organization. So bundling the by design solution from SAP, bundling the mid-market SAP platform, and bundling our on demand and on premises offering with the (unintelligible) I think is a tremendous opportunity in the mid-markets to accelerate revenue opportunity there.

So across the board, there is a series of steps some very tactical early, some strategic steps that will be taken, but we believe it’ll have a significant upside impact on both of our businesses.

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Reimo Lenschow:	Okay. Will it have an impact as well on the trends of (BI) standardization because I could imagine that the SAP sales reps probably slightly higher in the organization in terms of their approach points compared to your Business Objects in sales reps.

John Schwarz:	It may happen and we would expect that that’ll be one of the marketing thrusts that we’ll push on.

Reimo Lenschow:	Okay, perfect thanks. Good luck, guys.

John Schwarz:	Thank you.

Operator:	Your next question comes from the line of Keith Weiss with Morgan Stanley.

Keith Weiss:	Thank you for taking my question, guys. I was just wondering if you could talk a little bit to the split between direct and indirect revenues. If I’m looking at this correctly, indirect revenue contribution to license was down from 48% last year to 46% this year which would seem to me to indicate that indirect revenue has actually underperformed direct revenues as far as year-over-year growth.

Can you talk a little bit about the license miss (sic) in terms of how indirect contributed to that and versus the direct contribution to the miss?

Jim Tolonen:	Sure, Keith. I think the first thing is recognizing that in indirect we include also Systems Integrator and so that could be large enterprise deals also included in that indirect. So it’s not necessarily about small, medium and enterprise; it’s about did our sales force close the transaction or did they partner whether that’s OEM or VAR or Systems Integrator?

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Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

So in fact that roughly 50/50 mix has been quite constant over time and changes quarter to quarter can be as little as a couple of transactions. So I would not call that a significant difference.

Keith Weiss:	Got it. Can you talk a little bit about namely like the contribution to the miss from mid-market versus enterprise? With (unintelligible) it sounds like it’s more of an enterprise factor?

John Schwarz:	I would say that’s a good characterization, yes. The miss was largely in the 20 or 30 transactions so at the high end of the marketplace.

Keith Weiss:	Okay. And then in terms of products, you talked about the distraction from integrating to acquisitions and Cartesis and (unintelligible) in the quarter. Is there any relationship between that comment and perhaps any product focus of where some of the deals slippage might have been? Was deal slippage focused in any particular product segment or was it really across the board?

John Schwarz:	It’s been across the board but I think your question does have merit in the sense that we have seen some customers asking questions about the overlap between (RSRC) planning tools and the Cartesis planning tools. And that contributed to a couple of deferrals and in fact one loss and so that confusion generated if you will from the overlap and was a contributing factor; no question about that.

Keith Weiss:	Excellent. Thank you very much, guys.

John Schwarz:	Okay, thanks.

Operator:	Your next question comes from the line of Tom Roderick, Thomas Weisel Partners.

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Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

Tom Roderick:	HI, good morning. Thank you, guys. John, you talked a little bit about the IBM deal and the announcement of the expanded strategic partnership there. Can you go into a little bit more detail and give us a sense for, you know, is that a relationship that is effectively displacing what IBM was currently using on the DB and DB2 and DB2 Warehouse side?

And when you look at, you know, when that decision was made relative to the SAP announcement, can you just give us a sense of security that that will continue as a partnership going forward now that you’ve aligned yourselves with SAP?

John Schwarz:	Well, let me answer the second part of the question first which is absolutely. If you’ll look at the chronology the IBM announcement was made after the SAP announcement so IBM obviously knew that the SAP transaction was in the offing and they still decided to proceed with the conclusion of the alliance agreement.

We had been obviously working with IBM on that alliance agreement for a long time, much predating the discussion with SAP. And it had not made any difference to — the SAP discussion had not made any difference to IBM’s desire to proceed.

Now will our new enhanced or increased alliance around the DB2 Warehouse platform somehow displace what IBM was doing with other partners in this regard? I would expect not. IBM, like us, operates in a very open basis. None of these arrangements are exclusive. They are perfectly free to work with anybody who can help them to deliver stronger performance on the DB2 side as we are on the BI side.

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Moderator: John Schwarz
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So it is a combination which is designed to enhance our respective reach to market, enhance our customers’ ability to adopt technologies in a more integrated fashion but it’s not exclusive.

Tom Roderick:	Okay, great. Turning our attention here back to Cartesis, when you made the acquisition of Cartesis I seem to recall this being described as a fairly services intensive type of sale. Can you describe how that services division has evolved with respect to, you know, internal staffing of professional services heads versus the ability and willingness to pass some of that services work along to your Systems Integrator partners?

Thanks.

John Schwarz:	Yes, we are making great progress in that regard and Cartesis actually was quite helpful. Cartesis, in this context, Cartesis brought onboard I believe about 200 very highly skilled financial experts that helped customers to design the right financial reporting, right financial consolidation approaches and in that respect we are, you know, now a trusted advisor to the CFO.

That skill set does not exist too many other places and so it is helpful to our XI partners to have that knowledge that we have these highly skilled experts onboard and we can extent their capability with these folks in joint services deployments.

In general terms we have made good progress in smoothing out and streamlining the relationships with our XI partners as well where today our services team, our sales team, are very much incented to bring partners onboard, very much incented to in fact where the partner would like to lead, allow the partner to take the lead in the account or for us to take the lead if that’s okay.

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Moderator: John Schwarz
10-24-07/7:00 am CT
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So we have now become much more able to smoothly and in a great partnership way, deliver our combined services. And I think we are over whatever issues there may have been a year ago in this regard.

Tom Roderick:	Great. Thanks, John. Best of luck with the merger.

Operator:	Your next question comes from the line of James Clark with Credit Suisse.

James Clark:	Good morning, gentlemen. I have a couple of questions for you. The first relates to the (CLG5) product. I remember you were going to withdraw normal support for that product at the end of this year. How are you dealing with customers given the transition arrangements with the SAP deal?

John Schwarz:	You mean specifically just Version 5 of the...?

James Clark:	Specifically the Legacy product that’s due to come off support and that otherwise we would have seen customers being forced to migrate. Are you going to change those arrangements given the SAP deal?

John Schwarz:	No, there’s no reason for us to change that. In fact if anything I would hope it’ll help us accelerate customers to move over to the XI platform, those that have not yet moved.

James Clark:	Okay. And you’ve highlighted there that a couple of years ago the SAP relationship atrophied for a little while. Could you remind us of some of the reasons why that happened?

John Schwarz:	Sure. SAP used to resell the Crystal Reports solution, it was an OEM relationship. That OEM relationship ended in September of ‘06 I believe and

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Moderator: John Schwarz
10-24-07/7:00 am CT
Confirmation # 20490160

it was sort of on a slowing down trajectory even before then. So it’s been I’d say a good two years since we’ve had what I would call a significant go to market assistance from SAP. So that’s all to reverse now that we have this new relationship going on.

James Clark:	Okay. And when do you think you can go to customers with a definitive and coherent offering and mindful of the comments you made about the impact from customers’ decision-making earlier from the (Unintelligible) Cartesis overlap?

John Schwarz:	Yeah.

James Clark:	When do you think you can get out to your customers and say this is what we’re definitively going to market with?

John Schwarz:	Well, we are legally not able to make commitments to customers as a joint operation until the deal is closed. So we cannot really make completely, if you will, cannot make commitments if you will until sometime in the first quarter.

We can provide statements of direction. We’ve already done so in the initial letters we sent to our customers from both SAP and from ourselves and we’ll be continuing to do that with incrementally more accurate or more complete statements of direction between now and the end of the year.

But again keep in mind that we are legally constrained on what we can say, what we can promise, as a combined operation.

James Clark:	Okay. And one I suspect for Jim here. Could you give us the staff attrition metrics for Q3 and perhaps put that into context of Q2 and the prior year period?

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Moderator: John Schwarz
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Jim Tolonen:	I’m sorry, which metric?

James Clark:	Staff attrition.

((Crosstalk))

Jim Tolonen:	...John’s starting to answer that. Go ahead.

John Schwarz:	We are actually seeing low attrition, lower attrition, now than we did a year ago and than we did even earlier this year and this is true for both sales as well as other parts of our business, substantially lower attrition in fact.

James Clark:	And my closing question, of the 20 to 30 transactions that you highlighted as the slippage in the quarter, how many of those have you closed since?

John Schwarz:	A handful.

James Clark:	Thanks.

Operator:	Your last question comes from the line of Sasa Zorovic with Goldman Sachs.

Sasa Zorovic:	Yes, so my question would be regarding sort of this slowing in the quarter that we have seen and what would you say, what percentage, could you qualify somehow what percentage has slipped or you consider that it slipped or maybe has just closed that you just mentioned in answering this last question? And what percentage just went away to the competition or whatever? Could you qualify that for us?

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Moderator: John Schwarz
10-24-07/7:00 am CT
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John Schwarz:	Of the 40 top deals that we tracked, these are deals that are kind of 6 or 7 digit, mostly 7 digit numbers, we lost 2. The rest are either closed or deferred.

Sasa Zorovic:	And then my final question then would be as follows; namely on one hand kind of reconcile the following for me. On one hand you were sort of saying that sort of specific weaknesses that you’ve seen, sort of financial services but that’s been then on the other hand somewhat global and then you did mention sort of the UK government. But then sort of this weakness has been somewhat fairly broad, very global. I mean how is that just a specific weakness and it’s not an overall trend?

John Schwarz:	We don’t believe it’s a trend in the marketplace. It was a weakness in our own execution and as I said, I think that execution was primarily caused by the distraction we caused ourselves with the acquisitions that we’ve been pursuing as well as with the rumors about us being acquired but ending up to be not maybe a rumor.

Sasa Zorovic:	Thank you very much.

Operator:	We have reached our allotted time for questions and answers. Are there any closing remarks?

John Schwarz:	No, thank you, operator. I think we have finished. Let me thank everybody for joining us on the conference call today and we’ll be obviously open to take whatever follow on questions you may log directly to us as always.

Thank you all and have a great day.

Operator:	This concludes today’s conference call. You may now disconnect.
END

Additional Information
The tender offer for the outstanding ordinary shares, the convertible bonds and the warrants of Business Objects has not yet commenced. This presentation is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Business Objects securities. The solicitation and the offer to buy ordinary shares of Business Objects, the convertible bonds and the warrants will be made only pursuant to an offer to purchase and related materials that SAP and its subsidiary intend to file with the SEC on Schedule TO. Business Objects also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.
Business Objects stockholders and other investors should read the draft Note d’Information and the draft Note en Réponse filed by SAP and by Business Objects, respectively, with the AMF on October 22, 2007, and any updates thereto carefully because these documents contain important information, including the terms and conditions of the tender offer. In addition, Business Objects stockholders and other investors should read the Tender Offer Statement on Schedule TO and the Schedule 14D-9 to be filed by SAP and Business Objects, respectively, carefully because these documents will contain important information, including the terms and conditions of the tender offer. Business Objects stockholders and other investors may obtain copies of the draft Note d’Information and the draft Note en Réponse and any other documents filed with the AMF from the AMF’s website (amf-france.org), and any other tender offer documents subsequently filed with the AMF or the SEC from their respective websites (SEC website at www.sec.gov), in both cases without charge. Materials filed by SAP may be obtained for free at SAP’s web site, www.sap.com. Materials filed by Business Objects may be obtained for free at Business Objects’ web site, www.businessobjects.com. Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offer.